Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 10, 2016

Mara L. Ransom
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	iFresh Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 19, 2016
File No. 333-213061

Dear Ms. Ransom:

On behalf of our client, iFresh Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 7, 2016 (the “Staff’s Letter”) regarding the Company’s amended draft Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

General

1.	We note your response to comment 1. However, the disclosure on page 25 still contains the restriction on public shareholders and their ability to vote more than 20% of the shares sold in the Public Offering. Please revise.

Response: The risk factor on page 25 of amendment No. 1 to the Registration Statement has been deleted.

Los Angeles    New York    Chicago    Nashville    Washington, DC    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

November 10, 2016 Page 2

Capitalization, page 31

2.	We reviewed the response to comment 12. Total capitalization is typically the sum of debt as presented in the capitalization table and stockholders’ equity as presented in the capitalization table since it represents how the entity is capitalized. Please revise or advise.

Response: The capitalization table on page 31 of the Amended S-4 has been revised to calculate capitalization as follows: note payable, plus long-term debt, plus ordinary shares subject to redemption, plus total stockholders’ equity.

The Business Combination Proposal

Background of the Business Combination, page 38

3.	We note your response to comment 18. Please disclose whether any alternative forms or combinations of consideration were discussed during the meetings of the board of directors of E-compass.

Response: The disclosure has been revised on page 41 of the Amended S-4 to indicate that, because the board of directors considered the consideration to be acceptable, no alternative forms or combinations of consideration were considered.

E-Compass Board’s Reasons for the Approval of the Acquisition, page 41

4.	We note your response to comment 21. Please make it clear that the anticipated growth rate you cite corresponds to a geographic market larger than the one you intend to serve. In this regard, we note your disclosure on page 9 that “NYM plans to strategically expand along the I-95 corridor and its goal is to cover all states on the east coast.”

Response: The disclosure on page 42 of the Amended S-4 has been revised in accordance with the Staff’s comments.

5.	We not your response to comment 23 and your statement that NYM does not have information about net income or EBITDA prior to its acquisition of Store Ming. To the extent you have information about net sales at Store Ming prior to the acquisition, please disclose this information to put your disclosure regarding your successful acquisitions into context.

Response: The disclosure on pages 42-43 of the Amended S-4 has been revised in accordance with the Staff’s comments.

November 10, 2016 Page 3

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Income Statement, page 80

6.	Reference is made to your presentation of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Adjusted EBITDA Per Share and Pro Forma Adjusted EBITDA Per Share on pages 76, 77 and on the face of your Pro Forma Condensed Combined Income Statements. Please remove these non-GAAP financial measures from the face of your Pro Forma Condensed Combined Income Statements. Refer to Item 10(e)(1)(ii)(D) of Regulation S-K. If these non-GAAP measures continue to be disclosed on pages 76 and 77 in your next amendment, please provide the disclosures required by Item 10(e)(i) of Regulation S-K elsewhere in the filing.

Response: The disclosure on pages 75, 77, 80, 81 and 83 of the Amended S-4 has been revised in accordance with the Staff’s comments.

NYM’s Business Model, page 88

7.	Please provide more detailed disclosure regarding NYM’s wholesale operations. For example, please provide further detail regarding the exclusive distributorship arrangements with overseas brands. Further, please tell us your consideration of including risk factor disclosure regarding NYM’s wholesale operations and any associated risks with conducting international importation.

Response: The disclosure on page 89 of the Amended S-4 has been revised in accordance with the Staff’s comments. In addition, a risk factor has been added to page 19 of the Amended S-4.

Store Maintenance and Renovation, page 104

8.	We note your disclosure that store renovations may lead to declines in customer and sales volumes but will “boost sales after they are completed.” Please disclose that this is management’s opinion.

Response: The disclosure on page 105 of the Amended S-4 has been revised in accordance with the Staff’s comments.

November 10, 2016 Page 4

Management’s Discussion and Analysis of Financial Condition

Results of Operations for the Three Months ended June 30, 2016 and 2015, page 105

9.	Please revise to discuss the interest expense and other income line items for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 and the year ended March 31, 2016 compared to the year ended March 31, 2015.

Response: The disclosure on pages 108 and 110 of the Amended S-4 has been revised in accordance with the Staff’s comments.

Financial Statements

NYM Holdings, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

16. Contingent Liability, page F-44

10.	Reference is made to the last paragraph in Note 16 which discloses that you are, “not currently a party to any legal proceedings that management believes could have a material adverse effect on [y]our results of operations.” Please also disclose whether you expect the legal proceedings to have a material impact on your balance sheet.

Response: The disclosure on page F-45 of the Amended S-4 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner